1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

November 17, 2014

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: PIMCO ETF Trust (the “Trust” or “Registrant”)

   File Nos. 333-155395, 811-22250

Dear Ms. Miller:

In a September 15, 2014 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 100 (“PEA 100”) to the Registrant’s registration statement under the Securities Act of 1933 (the “Securities Act”) and Amendment No. 102 to the Registrant’s registration statement under the Investment Company Act of 1940 (the “1940 Act”), as filed on July 31, 2014. PEA 100 was filed to make changes to: (i) the Actively-Managed Exchange-Traded Funds prospectus of the Registrant; and (ii) the Statement of Additional Information. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Capitalized terms used below that are undefined have the same meaning as set forth in PEA 100.

Prospectus

Comment 1: With respect to those Funds that have adopted an 80% investment policy pursuant to Rule 35d-1, if such Funds count derivative instruments towards meeting their respective 80% policy, confirm that all derivatives are valued at mark-to-market value for purposes of the 80% policy, as opposed to notional value. We note that Rule 35d-1 is an assets-based test, not an exposure-based test. To the extent any derivatives are valued at notional value for this purpose, please explain in your response how that is consistent with Rule 35d-1.

Response: For each actively-managed Fund that has adopted an 80% investment policy pursuant to Rule 35d-1, the Fund will count certain derivative instruments, such as interest rate swaps, credit default swaps in which the Fund is buying protection, options on swaps, and Eurodollar

Amy Miller November 17, 2014 Page 2

futures, at market value in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the exposure provided by these instruments is not equal to the full notional value of the derivative (collectively, “Market Value Derivatives”). With regard to other derivatives, such as futures, forwards, total return swaps, and credit default swaps in which the Fund is selling protection, the Fund counts the full notional value of the derivative in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the Fund’s exposure to the underlying asset is equal to the notional value (collectively, “Notional Value Derivatives”). For purposes of monitoring an actively-managed Fund’s compliance with its 80% investment policy, the aggregated securities and instruments (including the derivatives noted above) that are suggested by the Fund’s name are divided by the value of the Fund’s net assets plus borrowings for investment purposes.

Section 35(d) of the 1940 Act codifies the Congressional belief that investors may focus on a fund’s name to determine the fund’s investments and risks.1 The SEC adopted Rule 35d-1 to address certain fund names that are likely to mislead an investor about a fund’s investment emphasis. Furthermore, the requirement that a fund with a name subject to Rule 35d-1 invest at least 80% of its assets in the type of investment suggested by its name serves the purpose of providing an investor “greater assurance that the company’s investments will be consistent with its name.”2 The SEC adopted the rule so that investors were more fully informed about the type of investments to be made by the fund and the potential returns of those investments.

The SEC, however, did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1.3 In fact, as recently as 2011, the SEC requested

[1]	Investment Company Names, Investment Company Act Rel. No. 24828 at Sec. I (Jan. 17, 2001) (“35d-1 Adopting Release”).

[2]	35d-1 Adopting Release at Sec. I.

[3]

We note that the Staff has informally articulated a view that the various references in Rule 35d-1 to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) requires those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act (i.e., market value or fair value). The Registrant respectfully asserts that this view is neither dispositive nor persuasive given the purposes underlying the adoption of the rule, as described in greater detail herein. Also, in other rulemaking contexts, the SEC explicitly linked the Section 2(a)(41) definition of value to the use of “value” in a particular rule where it intended for the statutory definition to apply – a direct linkage that is notably missing from the text of Rule 35d-1 or the 35d-1 Adopting Release. See, e.g., Rules 2a-1, 2a-7, 3a-1 and 3a-8 under the 1940 Act, each of which specifically references the definition of value set forth in Section 2(a)(41) in the context of the rule’s use of “value.” As such, the Registrant respectfully asserts that use of the term “value” in Rule 35d-1 in connection with such Rule’s various references to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) does not require those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act.

Amy Miller November 17, 2014 Page 3

comment on how derivatives should be valued for a variety of purposes and made reference to “notional value” in various instances in its release.4 For example, the SEC expressly requested comment as to whether notional value should be used for purposes of whether a fund is diversified, exposed to securities-related issuers, or is concentrated in a particular industry,5 while noting that a fund’s use of derivatives “also may raise issues” under other 1940 Act provisions, including Section 35(d) and Rule 35d-1.6 The Registrant believes the Derivatives Release indicates the SEC understands that notional value may be an acceptable way to value derivatives for certain purposes and, absent a clear directive to the contrary, that the SEC has not disapproved of the use of notional value in appropriate contexts, such as for purposes of aggregating relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name where the derivative provides exposure to the underlying asset equal to the notional value. Indeed, using notional value to calculate the value of Notional Value Derivatives in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name, is a better indicator of potential investment return and more accurately aligns each Fund’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1.

The Registrant believes this approach is further supported by language in the Rule 35d-1 adopting release. As originally proposed, the rule would have required a fund with a name that suggests the fund focuses its investments in particular securities to invest at least 80% of its assets in the indicated securities.7 In response to industry comments, the SEC modified this language to require that a fund with a name that suggests the fund focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments.8 The SEC specifically noted this change would permit an investment company to include a synthetic instrument in the 80% basket if it has “economic characteristics similar to the securities included in that basket.”9

[4]	Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, Investment Company Act Rel. No. 29776 (Sept. 7, 2011) (“Derivatives Release”).

[5]	Derivatives Release at Secs. III.B.1., IV.D and V.C.

[6]	See Derivatives Release at n. 16.

[7]	35d-1 Adopting Release at n.13.

[8]	Id.

[9]	Id.

Amy Miller November 17, 2014 Page 4

Similarly, the adopting release stated that a fund with a name indicating an investment emphasis in a country or geographic region is permitted to count any investment, including derivatives, towards the 80% basket if such investment “would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.”10

The Registrant believes these statements indicate that Rule 35d-1 is intended to ensure applicable fund names inform the investor of the “economic characteristics” and “economic fortunes and risks” of the fund’s investments based on investment exposure, not the mark-to-market value of the fund’s investments. For Notional Value Derivatives, the notional value is indicative of the potential return on a particular underlying asset, which means the notional value provides the most accurate measure of the “economic characteristics” or “economic fortunes and risks” of the derivative.11 If a Fund were to count only the mark-to-market value of Notional Value Derivatives for purposes of aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name, such calculation would not fully reflect the “economic characteristics” or “economic fortunes and risks” of the underlying assets to which the Fund is exposed by means of Notional Value Derivatives.

Accordingly, the Registrant believes using the notional value to calculate the value of Notional Value Derivatives in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name is appropriate because the Fund’s exposure to the underlying assets is equal to the full notional value of the Notional Value Derivatives. By using a different measure of value (e.g., mark-to-market) with respect to Notional Value Derivatives, the Registrant believes a Fund faces the possibility that the Fund’s name, and ultimately its investors, will not take into account potential future gains and losses associated with the Fund’s Notional Value Derivatives, and that the Fund’s return could differ from the investments suggested by the Fund’s name.

[10]	See 35d-1 Adopting Release at n. 26.

[11]

See also 35d-1 Adopting Release at n. 13, which permits funds to “look through” repurchase agreements to the collateral underlying the agreement and apply the repurchase agreement toward the 80% basket based on the type of securities comprising the collateral. This is indicative of the SEC’s view that the collateral underlying a repurchase agreement provides the better measure of a fund’s investment exposure attributable to the repurchase agreement, as opposed to the repurchase agreement counterparty. This view is also reflected in Rule 5b-3 under the 1940 Act, which permits a “look through” for purposes of Section 5 diversification testing and Section 12(d)(3) securities-related issuer testing, subject to certain conditions. Based on this reasoning in the 35d-1 Adopting Release, the Registrant believes it may also be appropriate to look through Notional Value Derivatives to the value of the underlying reference asset (i.e., the notional value) in aggregating each Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name.

Amy Miller November 17, 2014 Page 5

Comment 2: For any Funds that include “Global” or “International” in their names, disclose that such Funds will invest a “significant amount” of their respective assets (e.g., 40% of the Fund’s assets) in non-U.S. investments. See footnote 42 of the adopting release for Rule 35d-1. In your response, with respect to such Funds, please list the amount of Fund assets invested in non-U.S. investments as of a recent date.

Response: Previously, the Staff has given a similar comment to the Registrant’s Post-Effective Amendment No. 23, as filed on November 9, 2010, as well as multiple filings of PIMCO Funds, a separate open-end investment company advised by PIMCO. The Registrant’s response, set forth below, is substantively similar to its prior response and the prior responses of PIMCO Funds.12

Footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.13 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).14 In proposing Rule 35d-1, the Commission has stated that the Staff “no longer

[12]

See Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 23, at 1 (February 11, 2011). See also Letter from Frederick B. Lohr to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 108, at 36 (July 30, 2004); Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 151, at 8 (July 26, 2007); Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 248, at 4 (July 29, 2013); Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 252, at 2 (December 30, 2013); Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 257, at 5 (September 3, 2014).

[13]	35d-1 Adopting Release at n. 42.

[14]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).

Amy Miller November 17, 2014 Page 6

distinguishes the terms ‘global’ and ‘international’.”15 Accordingly, the Registrant believes the Funds’ current disclosure regarding the number of countries in which each Fund will invest is sufficient.16

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.17 Furthermore, the application of a particular quantified test to a Fund (i.e., “significant amount”) would result in disparate treatment of the Funds as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the words “global,” “international,” or “worldwide” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

With respect to the specific information requested, the only operational Fund with “global” or “international” in its name is the PIMCO Global Advantage® Inflation-Linked Bond Exchange-Traded Fund. As of September 30, 2014, the Fund’s approximate investment in securities and instruments economically tied to non-U.S. countries, stated as a percentage of the Fund’s gross notional exposure, was 62.74%. As noted above, the Fund complies with its guideline with respect to the use of “global” in its name (i.e., the Fund’s investments are economically tied to at least three different countries).

Comment 3: With respect to any Fund that has added a fee table line item and footnote describing a contractual expense reimbursement or fee waiver arrangement, ensure such arrangement is in place for no less than one year from the effective date of the post-effective amendment or, if not, delete the disclosure from the fee table.

Response: While the Registrant respectfully declines to update the fee table footnotes in connection with the next post-effective amendment that finalizes the disclosures introduced in PEA 100, we note that the Registrant will update this information in the next few weeks as part of the annual update of its registration statement to be filed on or before October 31, 2014.

[15]	See 35d-1 Adopting Release at n. 42.

[16]

The Fund Summary—Principal Investment Strategies section for the Fund states “[t]he Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in inflation-linked bonds that are economically tied to at least three developed and emerging market countries (one of which may be the United States)…”

[17]

See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.” (emphasis added).

Amy Miller November 17, 2014 Page 7

Comment 4: With respect to the PIMCO Inflation-Linked Active Exchange-Traded Fund, the fee table footnotes relate to the Fund’s first year of operations. Confirm this is appropriate because the Fund has not commenced operations, or update as appropriate.

Response: Confirmed, the Fund has not commenced operations.

Comment 5: With respect to the PIMCO Intermediate Municipal Bond Exchange-Traded Fund, the Fund discloses an average portfolio duration that normally varies from three to eight years. Given the use of “Intermediate” in the Fund’s name, disclose that the Fund also maintains an average portfolio maturity of three to ten years. See the adopting release for Rule 35d-1 (Investment Company Act Rel. No. 24828 (Jan. 17, 2001)) (“Adopting Release”). We note that the PIMCO Short Term Municipal Bond Exchange-Traded Fund discloses an average portfolio maturity of no more than three years, which is consistent with the Adopting Release.

Response: Previously, the Staff has given a similar comment to the Registrant’s Post-Effective Amendment No. 21, as filed on August 30, 2010, as well as a similar comment to similarly named series of PIMCO Funds, a separate open-end investment company advised by PIMCO. The Registrant’s response, set forth below, is substantively similar to its prior response and the prior responses of PIMCO Funds.18

Duration is a measure of a bond’s price sensitivity to interest rate risk that considers the coupon rate, the coupon payment frequency, the stated maturity date and potential prepayments before the stated maturity date. Duration is calculated formulaically by computing the present value of a bond’s future cash flows, discounted at an appropriate market rate of interest that is adjusted for embedded credit risks and the estimated life of the bond. The duration of a bond will be lower than its maturity (except for a non-callable zero coupon bond, for which the stated maturity date will be equal to the bond’s duration). Duration is typically stated in years, and has been interpreted to be the weighted average time in years for the receipt on a present value basis of the cash flows of a bond.

[18]

See Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 21, at 3 (October 28, 2010). See also, e.g., Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 200, at 1 (July 29, 2011).

Amy Miller November 17, 2014 Page 8

Call or sinking fund features can reduce a bond’s duration in years to an amount that may be substantially below that of the stated maturity. For example, most municipal bonds have call features that permit the issuer to call a bond after a designated non-call period, typically 10 years. In an extreme case, where the prevailing yields are below that of a bond’s coupon rate and the non-call period has either expired or has a relatively short time period remaining, the duration of the callable bond will be substantially below that of its remaining time to the stated maturity date. Under these circumstances, the duration of the callable bond will be quite short – one year or less – although the stated maturity date may range up to 20 years.

Given the fact that the duration of a particular bond may be substantially less than the length of time until its maturity, the Registrant believes that it is consistent with Rule 35d-1 that the normal average portfolio duration of the Fund have a maximum of eight years.

Moreover, whether the standard set forth in the Adopting Release for average portfolio maturity applies to the Fund’s name is questionable. The Adopting Release states in part:

In particular, the Division [of Investment Management] has required an investment that included the words “short-term,” “intermediate-term,” or “long-term” in its name to have a dollar-weighted average maturity of, respectively, no more than 3 years, more than 3 years but less than 10 years, or more than 10 years . . . . The Division has concluded that it will continue to apply these maturity criteria to investment companies that call themselves “short-term,” “intermediate-term,” or “long-term” because they provide reasonable constraints on the use of these terms.19

The Registrant believes that, because the Fund uses the term “Intermediate” and not “Intermediate-Term,” its name falls outside the scope of the position the Staff articulated in the Adopting Release. Conversely, since the PIMCO Short Term Municipal Bond Exchange-Traded Fund uses “Short Term” and not “Short” in its name, that Fund has adopted a policy consistent with the position articulated in the Adopting Release.

Comment 6: The PIMCO Prime Limited Maturity Exchange-Traded Fund “primarily invests in U.S. dollar-denominated investment grade debt securities, rated A or higher by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Ratings Services

[19]

35d-1 Adopting Release; see also Investment Company Names: Frequently Asked Questions About Rule, SEC No-Action Letter (pub. avail. December 4, 2001) (describing the Division of Investment Management’s position with respect to funds which have “intermediate-term bond” in their name that such funds should have a dollar-weighted average maturity of more than 3 years but less than 10 years).

Amy Miller November 17, 2014 Page 9

(“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, determined by PIMCO to be of comparable quality.” Given that “Prime” is used in the Fund’s name, adopt a policy pursuant to Rule 35d-1 to invest 80% of the Fund’s assets in debt securities rated Aaa, or equivalently rated, or if unrated, determined by PIMCO to be of comparable quality.

Response: Previously, the Staff has given a similar comment to the Registrant’s Post-Effective Amendment No. 62, as filed on August 30, 2013. The Registrant’s response, set forth below, is substantively similar to its prior response.20

We do not believe that the use of “Prime” in the Fund’s name implicates Rule 35d-1 under the 1940 Act or the Staff’s guidance on Rule 35d-1. Further, we do not believe the use of “Prime” in the Fund’s name requires the Fund to invest primarily in Aaa-rated securities. We note that the Staff appears to be concerned about the interplay between the use of the word “Prime” and the Fund’s policy to primarily invest in U.S. dollar-denominated investment grade debt securities rated A or higher. We do not believe that the Fund’s name and this investment policy are in conflict. We are not aware of any universal definition for “Prime” with respect to the credit quality of debt securities and do not believe that a shareholder would infer that the Fund’s portfolio holdings are predominately rated Aaa due to the use of “Prime” in the Fund’s name. For example, we note that Moody’s styles its short-term credit rating categories as Prime-1, Prime-2, Prime-3 or Not Prime, yet the “Not Prime” equivalent on the Moody’s long-term credit ratings scale is Ba and below, which is two full ratings below A, the minimum credit quality of debt securities in which the Fund may invest.

Comment 7: The Characteristics and Risks of Securities and Investment Techniques—Derivatives—Leverage Risk section states “To limit leverage risk, the Fund will segregate or ‘earmark’ assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees (or, as permitted by applicable regulation, enter into certain offsetting positions) to cover its obligations under derivative instruments.” With respect to entering into certain offsetting positions for this purpose, please confirm that the Funds engage in this practice only to the extent contemplated by Dreyfus Strategic Investing & Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987) (“Dreyfus”).

Response: In Dreyfus, the Staff concurred with the view that derivatives transactions could be conducted pursuant to an asset segregation/earmarking or offsetting scheme. The Staff also noted that if a derivatives transaction has sufficient asset coverage or an offsetting transaction, no senior security would be present and the 300% asset coverage requirement of Section 18 of the 1940 Act

[20]	See Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 62, at 7 (November 4, 2013).

Amy Miller November 17, 2014 Page 10

would not apply. While Dreyfus specifically addressed futures, forwards, options, and short sales, based on the reasoning in Dreyfus and the related guidance from the SEC and Staff, the Registrant takes the view that it may enter into offsetting positions with respect to other types of derivatives transactions for asset coverage purposes, in addition to those derivatives specifically discussed in Dreyfus.

SAI

Comment 8: The SAI states, “Subject to the Trust’s limitation on concentration as described in the ‘Investment Restrictions’ section below, there is no limitation on the amount of a Fund’s assets which may be invested in obligations of foreign banks which meet the conditions set forth herein.” Consider revising this sentence to more clearly disclose that a Fund may not invest more than 25% of its assets in obligations of foreign banks because such obligations constitute an investment in a particular industry or group of industries. While the Staff acknowledges that foreign bank obligations may reasonably be assigned to multiple industries, the Staff believes the concentration policy should limit a Fund’s investment to no more than 25% of its assets in foreign bank obligations constituting a particular industry or group of industries.

Response: Each foreign bank obligation is assigned an industry classification at the time of purchase by a Fund. While there is no pre-set percentage limitation on a Fund’s ability to acquire foreign bank obligations, no Fund will invest more than 25% of its assets in foreign bank obligations that are part of a particular industry. This standard is consistent with the Funds’ concentration policy, which provides that an actively-managed Fund may not concentrate its investments “in a particular industry.” Accordingly, the Registrant believes the disclosure is accurate as is.

At the time of investment, the Funds review each security for industry testing using the primary SIC code assigned to the security, which is the same industry classification methodology that was suggested by the Staff in Guide 19 to Form N-1A.21 Foreign bank obligations may be assigned different SIC codes (e.g., SIC codes 6021, 6022, 6029, etc.), which would permit a Fund to potentially invest more than 25% of its assets in foreign bank obligations in the aggregate, so long as the Fund does not concentrate “in a particular industry” as defined by the SIC codes. In other words, the Funds’ concentration policy does not restrict a Fund from investing more than 25% of its assets in a “group of industries” as suggested by the Staff’s comment, only from doing so “in a particular industry.” This distinction is consistent with prior SEC guidance.22

[21]	Registration Form Used by Open-End Management Investment Companies, Securities Act Rel. No. 6479 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

[22]

Guide 19 states “[i]t is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should…specify in the prospectus the industry or group of industries in which it will concentrate…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

Amy Miller November 17, 2014 Page 11

Comment 9: Page 39 of the SAI states: “In connection with credit default swaps in which a Fund is the buyer, the Fund will segregate or ‘earmark’ cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into certain offsetting positions, with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty), on a marked-to-market basis. In connection with credit default swaps in which a Fund is the seller, the Fund will segregate or ‘earmark’ cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).”

In your response, please provide a legal basis for entering into offsetting positions with respect to credit default swaps for asset coverage purposes. Please also provide additional information or explanation as to the types of offsetting positions used and how such determinations are made.

Response: As noted in response 7 above, based on the reasoning in Dreyfus and related SEC and Staff guidance, the Registrant takes the view that it may enter into offsetting positions with respect to credit default swaps for asset coverage purposes. Examples of how a Fund may offset a credit default swap for asset coverage purposes include the following: (i) when the Fund is a seller of protection through a credit default swap, the Fund may offset the position by buying protection through a credit default swap on the same underlying asset or may sell short the same underlying asset; and (ii) when the Fund is a buyer of protection through a credit default swap, the Fund may offset the position by selling protection through a credit default swap on the same underlying asset or may own the same underlying asset. The Staff’s comment cites to SAI disclosure that describes the value of the offsetting position necessary to “offset” different types of credit default swaps.

Amy Miller November 17, 2014 Page 12

Comment 10: Page 46 of the SAI discusses investments in business development companies. Confirm that the expenses of investing in BDCs are included as Acquired Fund Fees and Expenses within a Fund’s fee table.

Response: Confirmed. The expenses of investing in BDCs will be included in the calculation of Acquired Fund Fees and Expenses (AFFE), if any, and such AFFE will be disclosed in the Fund’s fee table to the extent required by instruction 3(f) of Item 3 of Form N-1A.

Comment 11: The SAI states the Funds take the position that mortgage-related securities do not represent interests in any particular industry or group of industries. Revise this statement to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the Funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Response: The Registrant notes that the Staff has previously given this comment to Registrant’s Post-Effective Amendment No. 13, as filed on March 10, 2010, Post-Effective Amendment No. 27, as filed April 20, 2011, Post-Effective Amendment No. 28, as filed June 6, 2011, Post-Effective Amendment No. 32, as filed August 3, 2011, Post-Effective Amendment No. 46, as filed on June 7, 2012 and Post-Effective Amendment No. 62, as filed August 30, 2013. The Staff has also given this comment to other PIMCO-advised registrants’ post-effective amendments. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 13,23 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior PIMCO correspondence with the Staff, since June 30, 2011, the Trust has adopted an internal operating policy limiting each actively-managed Fund’s investment in privately-issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Fund’s assets. With respect to the treatment of privately-issued commercial mortgage-backed securities (“Private CMBS”), the Trust has also adopted an internal operating policy to limit each actively-managed Fund to no more than 25% of its assets in Private CMBS. These policies are operating policies of the actively-managed Funds. They are not fundamental investment restrictions.

*                    *                     *

[23]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 13 (August 24, 2010).

Amy Miller November 17, 2014 Page 13

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 100 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

EXHIBIT

PIMCO ETF Trust

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

November 17, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”) (File Nos. 333-155395, 811-22250)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 100 to the Registrant’s registration statement under the Securities Act of 1933, as filed on July 31, 2014 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Senior Vice President

cc:	Douglas P. Dick, Dechert LLP

Adam T. Teufel, Dechert LLP

Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC